AIS

November 6, 2009

09047341

SEC Mail Processing Section

NOV 12 2009

Washington, DC 110

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 092/2009, AIS-CP 093/2009**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 6/2009.
2. Invitation letter to shareholders to propose AGM agenda and name of the Company's director.

Date: November 6, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pongsamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

11/23

AIS

November 6, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 092/2009, AIS-CP 093/2009**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 6/2009.
2. Invitation letter to shareholders to propose AGM agenda and name of the Company's director.

Date: November 6, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

RECEIPT COPY
Received by:
Date:

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
November 6, 2009

AIS-CP 092/2009

November 6, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2009

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolutions of the Board of Directors' Meeting No. 6/2009, which is held on November 6, 2009 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 5/2009 held on August 13, 2009.
2. Approved the balance sheet, statement of income, and statement of cash flow for the third quarter of 2009 ended September 30, 2009.
3. Approved the appointment of Mr. Yeo Eng Choon to be the Company's director, replacing Mr. Ng Kwon Kee, who resigned from his position, effective on November 6, 2009 onwards.
4. Approved the amendment of the Company's Corporate Governance Policy and the Code of Business Ethics to align with good practices and as per recommendation from regulators. The example of amendments is the Company allows shareholders to propose agenda items in advance and to nominate name of the qualified person to be elected as the Company's director at the Annual General Meeting of Shareholders.

Summary Translation Letter
To the Stock Exchange of Thailand
November 6, 2009

AIS-CP 093/2009

November 6, 2009

Subject: Invitation letter to shareholders to propose AGM agenda and name of the Company's director.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc ("The Company") would like to inform the Stock Exchange of Thailand that in accordance with the principle of good corporate policy relating to the promotion of shareholders' rights, the Company is inviting its shareholders to propose agenda at the 2010 Annual General Meeting of Shareholders and to nominate qualified persons to be elected as the Company's director in advance. The details and criteria are disclosed on the Company's website http://investor.ais.co.th. The shareholders can submit the proposals and related documents from now until 15 January 2010.

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Advanced Info Service Plc. and Its subsidiaries

Reviewed
Ending: 30 September
(In thousands)

The Consolidated Financial Statement	Quarter 3		For 9 months	
	2009	2008	2009	2008
Net profit (loss)	4,184,381	4,532,530	12,949,096	15,988,854
EPS (Baht)	1.41	1.53	4.37	5.40

The Company Financial Statement	Quarter 3		For 9 months	
	2009	2008	2009	2008
Net profit (loss)	3,542,184	3,849,006	12,881,296	12,837,822
EPS (Baht)	1.20	1.30	4.35	4.34

Type of Report

- [x] Unqualified Opinion
- [ ] Qualified Opinion
- [ ] Disclaimer of Opinion / Unable to reach any conclusion
- [ ] Adverse of Opinion

An emphasis of matters

- [ ] Yes
- [x] No

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Summary Translation Letter
To the Stock Exchange of Thailand
November 6, 2009

3Q09 MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

3Q09 revenue was relatively stable compared to the last quarter from normal low season offset by continued growth in non-voice revenue and better international roaming usage. The y-o-y revenue declining trend showed an improvement, suggesting signs from economic recovery and improving consumer sentiment. Also, selective marketing campaigns relieved normal 3Q seasonal effect. Lean operation and effective cost control programs contributed to higher EBITDA margin to 45.8% from 44.8% in 2Q09 and 41.8% in 3Q08.

Strong growth on non-voice of 24% y-o-y and 9.6% q-o-q was from growing subscription and higher usage on mobile internet. Active users on mobile internet had been consecutively increasing since 2008 reaching 4.9m subscribers as of 3Q09 compared to 4.5m last year. Many marketing campaigns launched to capture the megatrend of smartphone and wireless internet dongle (USB-aircard). For example, "BlackBerry" package exclusively designed for BlackBerry users for unlimited data usage are gaining momentum among medium to high-end segment. The lower-end BlackBerry device and package will keep this momentum going into teenagers. Strong brand footprint on monile data and reliable would be a key to gain more customers in this segment.

Cost control policy retained competitive advantage of AIS. All elements of expense was reduced to compensate economy slowdown and seasonality effect. Cash opex (including network opex, SGA, excluding amortization and depreciation) declined 13.1% y-o-y, and 5.2% q-o-q from lower maintenance and office expense. But y-o-y overall cost of services increased due to higher amortization and depreciation.

Strong free cash flow generation of Bt24.8bn for 9M09, an improvement from Bt22bn in 9M08, despite of revenue softness from economic impact, due to stringent cost control. The ability to generate strong free cash flow provides the flexibility to future cash need for 3G capex and license while remain committed to shareholders return.

New guidance on 3G is available on page 6

OPERATIONAL HIGHLIGHTS

***Subscriber** reached 28.3m, mainly from prepaid customers.*

***ARPU** fell from seasonal effect.*

***MOU** subtly improved from prepaid segment due to usage-stimulus promotion.*

Subscriber	recorded 28.3m added 380k subscribers during the quarter, compared to 320k during the previous quarter. The growth in net addition was mostly from prepaid customers particularly from the popularity of the "Boo Lim" promotion. Postpaid subscribers continued to grow with the success of "Mix & Match" promotion that harmonizes different lifestyles. On y-o-y basis, subscriber bases increased 5.6% compared to 26.8k in 3Q08.
ARPU	continued to declined mainly from seasonal effect. Postpaid ARPU including net IC fell 0.8% q-o-q to Bt600 as MOU reduced 0.8% q-o-q. Prepaid ARPU including net IC fell 2.5% q-o-q to Bt191 while MOU was more stable q-o-q resulted from promotions that encouraged outgoing traffic.

FINANCIAL RESULTS

***Service revenue excluded IC** fell 3.9% y-o-y, a recovery from 5.4% y-o-y drop in 2Q09.*

***EBITDA** declined 0.5% y-o-y from lower revenue but improved 1.3% q-o-q from cost control policy.*

***Net profit** of Bt4,184m in 3Q09 fell 7.7% y-o-y from higher depreciation & amortization*

Service revenue excluding IC (Bt million)	3Q08		2Q09		3Q09		y-o-y	q-o-q
Voice revenue	15,831	76.6%	15,244	76.5%	14,868	74.9%	-6.1%	-2.5%
Postpaid (voice)	3,728	18.0%	3,650	18.3%	3,600	18.1%	-3.4%	-1.4%
Prepaid (voice)	12,103	58.6%	11,593	58.2%	11,268	56.7%	-6.9%	-2.8%
Non-voice revenue	2,785	13.5%	3,151	15.8%	3,455	17.4%	24.1%	9.6%
International roaming	919	4.4%	547	2.7%	571	2.9%	-37.9%	4.4%
Others (IDD, other fees)	1,130	5.5%	990	5.0%	970	4.9%	-14.2%	-2.0%
Total service revenue excl. IC	**20,665**	**100.0%**	**19,932**	**100.0%**	**19,863**	**100.0%**	**-3.9%**	**-0.3%**

Service revenue exclude IC revenue declined 0.3% q-o-q mostly from the rainy and agricultural harvesting season in Thailand while growth on non-voice relieved the seasonality impact. On y-o-y basis, the service revenue excluded IC declined 3.9% due to economic slowdown. The y-o-y drop picked up from the 2Q09 which dropped 5.4% showing signs of slight demand recovery and improving sentiment. For 9M09, service revenue excl. IC declined 4.4% y-o-y as a consequence of economic slowdown and political situation in the first half of 2009.

Voice revenue declined 2.5% q-o-q on seasonal effect. Prepaid revenue declined 2.8% q-o-q while postpaid declined 1.4% q-o-q.

International Roaming revenue (IR) improved 4.4% q-o-q due to a weak performance in the last quarter given the abnormal political situation and H1N1 epidemic. IR revenue still declined 37.9% y-o-y from global economic slowdown. For 9M09, IR revenue declined 35.4% compared to last year.

Other revenue declined 2.2% q-o-q and 14.2% y-o-y mainly from **international call (IDD)** revenue which was impacted by the low tourism season and competitive market environment.

Net interconnection (IC) was lower q-o-q with net receipt of Bt239m compared to Bt319m in 2Q09. The lower net IC mainly came from promotion campaign which offered attractive rate for off-net tariff to encourage overall customer's usage.

Interconnection (Bt million)	**3Q08**	**2Q09**	**3Q09**	**y-o-y**	**q-o-q**
Revenue	3,958	3,621	3,517	-11.1%	-2.9%
Cost	3,749	3,302	3,278	-12.6%	-0.7%
Net Interconnection	209	319	239	14.5%	-25.1%
Cost of service excl.IC (Bt million)					
Amortization	4,523	4,733	4,869	7.7%	2.9%
Base station rental & utility	622	679	662	6.4%	-2.5%
Maintenance	500	350	328	-34.5%	-6.5%
Others	954	957	822	-13.9%	-14.1%
Cost of service excl. IC	6,599	6,719	6,681	1.2%	-0.6%
SG&A (Bt million)					
Marketing expense	769	658	612	-20.4%	-6.9%
Administrative expense	1,926	1,729	1,727	-10.4%	-0.1%
SG&A expenses	2,696	2,387	2,339	-13.2%	-2.0%
%marketing to total revenue	2.8%	2.6%	2.5%		
%bad debt to postpaid revenue	2.2%	3.9%	4.0%		
%SG&A to total revenue	9.8%	9.5%	9.4%		

EBITDA (Bt million)					
Operating profit	**6,765**	**6,342**	**6,334**	**-6.4%**	**-0.1%**
Depreciation PPE	763	836	842		
Network amortization	3,999	4,146	4,286		
Gain (loss) on disposals of PPE	8	0	0		
Management benefit	-23	-16	-16		
Other financial cost	-16	-18	-13		
EBITDA	**11,495**	**11,289**	**11,432**	**-0.5%**	**1.3%**
EBITDA margin	41.8%	44.8%	45.8%		

Financial Cost					
Interest expenses	417	478	460	10.2%	-3.9%
Other financial costs	16	18	13	-20.3%	-29.5%
Financial cost	433	497	473	9.1%	-4.9%

Consolidated (Bt million)					
Net income	4,533	4,197	4,184	-7.7%	-0.3%
Normalized net income	**4,533**	**4,197**	**4,184**	**-7.7%**	**-0.3%**

Non-voice revenue had a substantial growth of 9.6% q-o-q and 24.1% y-o-y. The growth was mainly from higher usage of mobile internet and growing subscription to internet SIM, GPRS/EDGE package and BlackBerry . SMS and other value added services also grew q-o-q. On y-o-y basis, nearly all segments of non-voice revenue grew except calling melody. For 9M09, total non-voice revenue increased 20.2% compared to the last year. Interestingly, subscription of data package promotion increase month over month refelcting smartphone trend and potential of upcoming 3G. Internet SIM and data card are becoming popular in mobility trend.

Sales revenues, representing 6.4% portion of total revenue, declined 3.3% q-o-q and 45.3% y-o-y as consumer demand for handset remained soft following economic slowdown and high market competition from house-brand. **Sales margin** improved to 8.2% compared to 2.7% in 2Q09 and 6.0% in 3Q08. Inventory control policy helped better sales margin.

Cost of service excluding IC cost decreased 0.6% q-o-q from cost control program. However, the cost of service exclude IC increased 1.2% y-o-y from higher amortization due to shorten period of BTO contract. On q-o-q basis, base station rental & utility, network maintenance and other expenses decreased 2.5%, 6.5% and 14.1% respectively. Maintenance expense heavily reduced 34.5% y-o-y. Only amortization expense increased 2.9% q-o-q and 7.7% y-o-y. For 9M09, cost of service exclude IC increased 3.3% y-o-y from higher amortization. Without amortization, cost of service exclude IC reduced 4.4% y-o-y due to lower maintenance expense and cost of refill cards as prepaid refill transaction has been moved toward refill-on-mobile.

Revenue sharing expense increased 0.7% q-o-q but declined 2.2% y-o-y.

Marketing expense declined 6.9% q-o-q and 20.4% y-o-y under cost control policy. For 9M09, Marketing spending declined 9.8% y-o-y, representing 2.3% to total revenue.

Administrative expense was relatively stable q-o-q but significantly decreased 10.4% y-o-y as a result of lower staff cost and cost cutting on various office expenses. **Bad debt provision** was near the same level at 4.0% of postpaid revenue. For 9M09, administrative expense declined 8.1% from lower staff cost and office expenses.

Other income was Bt136m, slightly declined 0.9% q-o-q. On y-o-y basis, other income fell from Bt183m in 3Q08 mainly from lower interest income.

EBITDA was Bt11,432m, increased 1.3% q-o-q but lower 0.5% y-o-y following the decrease in revenue. Major contribution to EBITDA improvement was the cost control program which reduced cost of service excluded IC down 0.6% and SG&A down 2.0% q-o-q. EBITDA margin in 3Q09 was 45.8% increased from 44.8% in 2Q09 and 41.8% in 3Q08. For 9M09, EBITDA was Bt34,373m, declined 4.0% from previous year due to 5.7% decline in service revenue partly offset by cost reduction 18.3% on network maintenance, 8.5% on SG&A and lower cost of refill cards. EBITDA margin for 9M09 was 45.0%, up from 42.4% in 9M08.

Financial cost declined 4.9% q-o-q but increased 9.1% y-o-y from higher outstanding debt of Bt36bn in 3Q09 compared to Bt32.5bn in 3Q08.

Net profit for 3Q09 was Bt4,184m, fell 0.3% q-o-q from higher amortization and interest expense. On y-o-y basis net profit declined 7.7% due to economic downturn. For 9M09, recurring net profit was Bt12,949m, declined 12.4% from 9M08.

Balance sheet structure

Bt million	2Q09	%to total asset	3Q09	%to total asset
Cash	27,368	20.8%	21,798	17.6%
ST investment	34	0.0%	84	0.1%
Trade receivable	5,479	4.2%	4,825	3.9%
Inventory	907	0.7%	740	0.6%
Other	2,374	1.8%	3,200	2.6%
Current Asset	**36,162**	**27.5%**	**30,647**	**24.8%**
Networks and PPE	76,899	58.4%	73,919	59.8%
Intangible asset	6,437	4.9%	6,392	5.2%
Defer tax asset	9,940	7.5%	9,950	8.0%
Others	2,260	1.7%	2,771	2.2%
Total Assets	**131,698**	**100.0%**	**123,679**	**100.0%**
Trade accounts payable	3,990	3.0%	3,275	2.6%
CP of LT loans	3,923	3.0%	498	0.4%
Accrued R/S expense	5,166	3.9%	6,240	5.0%
Others	9,371	7.1%	8,414	6.8%
Current Liabilities	**22,450**	**17.0%**	**18,428**	**14.9%**
Total interest-bearing debt	39,317	29.9%	35,887	29.0%
Total Liabilities	**59,203**	**45.0%**	**55,659**	**45.0%**
Total Equity	72,495	55.0%	68,021	55.0%

Total asset declined 6.1% q-o-q to Bt123,679m in 3Q09 from Bt131,698m in 2Q09 as cash declined to Bt21,798m from dividend payment and repayment of debentures. Also, network, property and equipment declined 3.9% q-o-q as the amortization of assets was greater than new capex.

Liquidity slightly improved as current ratio stood at 1.66 increased from 1.61 in previous quarter. Both current asset and current liability decreased as company used cash to repay debt. Inventory continued to declined from previous quarter due to continued destocking of handsets.

Debentures and loans declined to Bt35,887m from Bt39,317m in 2Q09 due to Bt3,427m repayment of debenture during the period. Average cost of debt was 4.8% with all foreign debt fully hedged.

Bt million	1Q09	2Q09	3Q09
Debt ratio	43%	45%	45%
Net debt to equity	12%	16%	21%
Total liabilities to equity	76%	82%	82%

Capital structure remained strong with net debt to equity of 21%. Total liability to equity was flat at 82% compared to previous quarter. Lower equity base was due to dividend payment while liabilities decreased from repayment of debentures during the period.

	End of			Repayment			
Unit: million	**3Q09**	**4Q09**	**2010**	**2011**	**2012**	**2013**	**2014**
Long term loan[1]	16,415	247	493	9,978	493	493	2,939
Debenture[2]	19,472	-	-	4,000	5,000	8,000	2,500
Total debt	35,887	247	493	13,979	5,494	8,494	5,439

(1) includes swap contract; (2) includes bond issuing cost

Cash Flow

Cash flow position remained strong to supported both CAPEX and debt repayment. For 9M09, the Company generated operating cash flow before change in working capital of Bt35.3bn, a level that is sufficient for capex, debt repayment, and dividend payment. Despite of sufficient cash, additional Bt8.5bn debt was raised mainly from the issuance of Bt7.5bn debenture during 1Q09 to provide flexibility for future funding needs during the economic downturn and to be prepared for upcoming 3G license bidding. Free cash flow for 9M09 was Bt24.8bn compared to Bt22.4bn for 9M08.

Source and use of fund: 9M09

9M09			**Bt. Million**
Source of Fund		**Use of Fund**	
Operating CF before change in working capital	35,303	CAPEX & Fixed assets	8,326
Proceed from LT borrowing	8,535	Dividend payment	18,664
Interest received	236	Finance cost paid	1,477
Disposal of property and equipment	15	Investment	5
Share capital and share premium	292	Cash increase	6,797
		Repayment of LT borrowing	6,949
		Changes in working capital	2,159
Total	**44,381**	**Total**	**44,381**

FY2009 MANAGEMENT OUTLOOK & STRATEGY

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Free cash flow	+15% y-o-y
Service revenue	-3% to 0% service revenue growth
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization	7-8% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right)
EBITDA margin	41-42%
Capex	Bt11bn cash capex (including 3G on 900MHz)
Net IC revenue	Bt400-700m

9M09 financial performance was still behind from the last year. The 4Q09 will expect to encounter the situation by normal high season and resumed confident of consumers from economic depression. Service revenue growth (excluding interconnection revenue) is still keep at -3% to 0%. Voice usage, the largest contributor to revenue, is expected to remain weak with slower recovery while stable competition continued. Although international roaming and international call were significantly impacted by the decrease in tourist arrivals due to low tourism season in 3Q09 and unusaual situation in 1H09, high tourism season in 4Q09 will get international roaming and international call back. International roaming revenue is expected to decline 30% y-o-y. Data revenue remained healthy and was in-line with our expectation; its growth target is maintained at 10-15%. Non-voice service especially mobile internet and contents are focued as potential revenue growth to compensate the voice revenue stagnant. In response to virtual social network trend, variety of AIS's activities and contents will capture this high potential demand. Prospect growth in the Blackberry and mobile internet trend connected with high data usage is another value driver. Renowned AIS strong and reliable data network would gain more customers in this segment.

Despite the lower revenue growth forecast, company expects to grow free cash flow by 15% y-o-y with cost efficiency program being implemented on both operating expense and capital expenditure. Consolidated EBITDA margin is expected at 41-42% albeit the lower revenue forecast due to (1) the forecasted lower proportion of revenue from handset business which usually erode consolidated margin, (2) lower gross interconnection revenue while net interconnection receipt is expected to be similar to FY08, and (3) operational cost saving on network maintenance, lower cost of refill cards as company is pushing on refill-on-mobile, as well as lower staff cost and administrative expenses. With slower demand forecast and continued stable outlook on competition, capex is revised down to Bt11bn from the previous Bt13-15bn. The cost management on both opex and capex is targeted to enhance the company's ability to deliver strong free cash flow and hence consistent return to shareholders with an expected growth on FCF of 15% y-o-y.

Handset sales is expected to decline significantly from weak consumer spending as well as the change in Nokia's distribution policy starting from February which limited sales for company's distribution arm to only Bangkok area. Handset business this year is expected to contribute near-zero gross margin in a short run. In addition, we have been maintaining a conservative inventory provisioning policy. Despite the short-term negative impact and potential smaller scale of business, it remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

The mobile penetration in 2H09 is expected to grow over 100% with organic demand continues from upcountry market that contributes lower ARPU. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share. During the economy slowdown, competition outlook remains benign while mobile operators shift the focus to retaining usage from existing subscriber as well as quality customer and loyalty program rather than aggressive acquisition which would drive further multiple SIMs.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. AIS expects NTC to auction 2.1GHz spectrum in 1Q10. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also well-shaped to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

MANAGEMENT OUTLOOK & STRATEGY FOR 3G SCENARIO

Market growth	Mobile penetration to reach 120% in 3 years Wireless broadband penetration of 7-10% in 3 years
Service revenue excl. IC	3-year CAGR of 3%
Capex	Bt50bn total capex on both 3G & 2G over 3 years (10% of 50bn will be on 2G)
Amortization period	Average 7 years for 3G assets
EBITDA margin	42-43% over the next 3 years
Capital structure	Net debt to EBITDA of 0.55x

Market Perspective

Mobile subscriber penetration is expected to reach 120% in the next three years contributed by continued organic growth from rural markets and multiple SIMs. Mobile service revenue is expected to have 3-year CAGR of 3% with declining voice revenue in low-single digits offset by double-digit growth in mobile data and wireless broadband. The declining voice revenue takes in the view that competition in the saturated market will pressure down revenue per minute.

Mobile data contribution will continue to grow as consumer lifestyle is moving toward online/mobile access, most of the growth coming from non-messaging applications. Wireless broadband market is in an infant stage; its penetration is expected to reach 7-10% in three years or approximately 4-7 million wireless broadband subscribers. The wireless broadband growth in Thailand will be pushed by the limited fixed broadband availability while the current 13.5m internet users are depending on dial-up access, internet café, and office/school connection.

3G subscription in the first year is targeting technology-savvy customers, those who already owned 3G handsets and are within 3G coverage. Following aggressive network rollout in year 2-3, majority of subscribers are expected to move to 3G with cheaper 3G handsets and substantial coverage of 3G.

Network investment and opex

To capture 3G growth, total capex will be 50bn over the next three years, of which 10% will be required to maintain 2G network. Network rollout plan will include new sites for 3G, increased transmissions on fibre optics, investment on switching facilities and IT-related equipments. The 3G capex will allow the company to achieve network coverage requirement from NTC ie 50% of population coverage in 2 years and 80% in 4 years. 3G network rollout will be targeted as a stand-alone network infrastructure, however in short-term, certain parts of network ie transmission, towers, and site co-location will rely on renting capacity from 2G network. The rental charges will be subjected to revenue share stipulated under the BTO contract. In addition, to facilitate seamless roaming for 3G subscribers when residing outside 3G coverage, there will be a standard commercial roaming agreement between 3G and 2G. The roaming charges are subjected to revenue sharing as stated in BTO contract.

Cash opex including network operating expense and SGA will be higher during the three years. Coverage expansion and the increased number of cell sites of 3G will drive up cost of maintenance, utility, site rental and other network-related expenses. New brand for 3G and its marketing campaigns will lift marketing spending to 4-5% of total revenue from current level 3%. These cost increase will partially be offset by lower regulatory fee from 3G subscribers, hence EBITDA margin is expected to be in the range of 42-43% during the year 1-3 of 3G launch.

Cash flow and capital structure

Long-term focus of the company is to generate growth and sustainability of its free cash flow, hence long-term commitment to shareholders value. 3G will bring in cash flow growth over the medium to long term as cost structure shifts toward lower regulatory fee and potential growth on mobile data and wireless broadband show its significance in revenue and EBITDA generation. Over the long-term, net debt to EBITDA is expected to be 0.55x to support potential higher capex and the short-term pressure to operating cash flow. The increased gearing will also support company to keep its commitment to shareholders return.

FINANCIAL SUMMARY

P&L summary	**9M08**	**9M09**	**y-o-y**
Service revenue	75,509	71,200	-5.7%
Sales revenue	9,012	5,267	-41.6%
Total revenue	**84,521**	**76,468**	**-9.5%**
Cost of service	(31,339)	(30,044)	-4.1%
Revenue sharing	(15,197)	(14,712)	-3.2%
Cost of Sales	(8,336)	(5,046)	-39.5%
Gross Profit	**29,649**	**26,666**	**-10.1%**
SG&A	(7,805)	(7,141)	-8.5%
EBITDA	**35,820**	**34,373**	**-4.0%**
EBT	22,728	18,528	-18.5%
Net Income	**15,989**	**12,949**	**-19.0%**

P&L summary	**3Q08**	**2Q09**	**3Q09**	**y-o-y**	**q-o-q**
Service revenue	24,623	23,553	23,381	-5.0%	-0.7%
Sales revenue	2,905	1,644	1,590	-45.3%	-3.3%
Total revenue	**27,528**	**25,197**	**24,970**	**-9.3%**	**-0.9%**
Cost of service	(10,348)	(10,020)	(9,958)	-3.8%	-0.6%
Revenue sharing	(4,990)	(4,849)	(4,881)	-2.2%	0.7%
Cost of Sales	(2,730)	(1,599)	(1,459)	-46.6%	-8.8%
Gross Profit	**9,461**	**8,729**	**8,673**	**-8.3%**	**-0.6%**
SG&A	(2,696)	(2,387)	(2,339)	-13.2%	-2.0%
EBITDA	**11,495**	**11,289**	**11,432**	**-0.5%**	**1.3%**
EBT	6,469	6,007	5,991	-7.4%	-0.3%
Net Income	**4,533**	**4,197**	**4,184**	**-7.7%**	**-0.3%**

Breakdown – Service revenue	3Q08	2Q09	3Q09
Postpaid – voice	18.0%	18.3%	18.1%
Prepaid – voice	58.6%	58.2%	56.7%
Postpaid – data	5.4%	6.7%	7.6%
Prepaid – data	8.1%	9.1%	9.7%
International roaming	4.4%	2.7%	2.9%
Others (IDD, other fees)	5.5%	5.0%	4.9%
Sales revenue			
Handset	95.9%	92.3%	91.0%
SIM	4.1%	7.7%	9.0%
Breakdown – Cost of service			
Amortisation	68.5%	70.5%	72.9%
Base station	9.4%	10.1%	9.9%
Maintenance	7.6%	5.2%	4.9%
Others	14.5%	14.2%	12.3%
Cost of sales			
Handset	97.5%	96.0%	96.6%
SIM	2.5%	4.0%	3.4%

Balance Sheet summary	3Q08	2Q09	3Q09
Current Assets	23,534	36,162	30,647
Fixed Assets	82,119	76,899	73,919
Total Assets	127,227	131,698	123,679
Total Liabilities	54,199	59,203	55,659
Retained Earnings	47,334	46,745	42,040
Total Equities	73,029	72,495	68,021

Key Ratios	3Q08	2Q09	3Q09
EBITDA Margin	41.8%	44.8%	45.8%
Interest Coverage (x)	16.2	13.3	13.8
DSCR (x)	3.8	5.4	13.7
Net Debt / EBITDA (x)	0.42	0.26	0.31
Net debt to Equity (x)	0.26	0.16	0.21
Total Liabilities to Equity (x)	0.74	0.82	0.82
Free cash flow to EV (%)	8.2%	10.7%	10.3%
ROE (%)	24.1%	23.2%	24.6%

OPERATIONAL DATA

Subscribers	3Q08	2Q09	3Q09
GSM Advance	2,410,400	2,672,200	2,755,600
GSM 1800	78,600	78,300	79,000
Postpaid	2,489,000	2,750,500	2,834,600
Prepaid	24,285,600	25,151,500	25,447,700
Total subscribers	26,774,600	27,902,000	28,282,300
Net additions			
Postpaid	149,000	87,300	84,100
Prepaid	660,900	232,900	296,200
Total net additions	809,900	320,200	380,300
Churn rate (%)			
Postpaid	1.7%	2.0%	2.2%
Prepaid	5.1%	4.9%	5.0%
Blended	4.8%	4.7%	4.8%
Subscriber market share			
Postpaid	41%	41%	n/a
Prepaid	45%	44%	n/a
Total	45%	44%	n/a
ARPU excl. IC (Bt)			
GSM Advance	711	645	641
GSM 1800	676	631	622
Postpaid	709	645	640
Prepaid	206	188	184
Blended	252	232	229
ARPU incl. net IC (Bt)			
GSM Advance	661	605	600
GSM 1800	657	615	605
Postpaid	661	605	600
Prepaid	214	196	191
Blended	255	236	232
MOU (minutes: billable outgoing only)			
GSM Advance	550	529	522
GSM 1800	473	470	469
Postpaid	548	527	521
Prepaid	262	239	240
Blended	288	267	268
Traffic			
% outgoing to total minute	49%	48%	48%
% on-net to total outgoing minute	75%	78%	79%

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and nine-month periods ended
30 September 2009

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel +66 (2) 677 2000
Fax +66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 30 September 2009, and the related statements of income for the three-month and nine-month periods ended 30 September 2009 and 2008, and the related statements of changes in equity and cash flows for the nine-month periods ended 30 September 2009 and 2008 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 18 February 2009. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
6 November 2009

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 30 September 2009 and 31 December 2008

Assets	*Note*	**Consolidated financial statements** 30 September 2009 (Unaudited)	**Consolidated financial statements** 31 December 2008	**Separate financial statements** 30 September 2009 (Unaudited)	**Separate financial statements** 31 December 2008
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		21,798,285	15,009,291	3,729,446	2,665,329
Specifically-designated bank deposits	*4*	1,063,362	1,315,263	-	-
Current investments		83,959	140,120	-	-
Trade accounts receivable	*3, 5*	4,825,466	5,790,416	6,099,458	9,678,541
Amounts due from and loans to related parties	*3*	250	437	2,016,216	489,689
Inventories		740,122	1,592,505	56,922	95,095
Value added tax receivables		241,978	240,915	241,978	240,915
Other current assets		1,893,925	2,806,768	1,428,917	1,609,575
Total current assets		**30,647,347**	**26,895,715**	**13,572,937**	**14,779,144**
Non-current assets					
Investments in subsidiaries	*6*	-	-	20,223,107	20,223,107
Other long-term investments		217,134	155,367	92,761	92,761
Property, plant and equipment	*7*	8,340,304	8,143,679	5,354,106	6,447,756
Assets under the Agreements for operation	*7*	65,578,878	73,045,439	62,522,306	69,084,401
Swap and Forward contracts receivable	*15*	1,830,834	2,483,941	1,830,834	2,483,941
Intangible assets	*7*	6,392,274	6,537,923	1,265,157	1,069,453
Deferred tax assets		9,949,784	10,075,260	9,126,397	9,203,866
Other non-current assets		722,917	743,965	652,593	660,145
Total non-current assets		**93,032,125**	**101,185,574**	**101,067,261**	**109,265,430**
Total assets		**123,679,472**	**128,081,289**	**114,640,198**	**124,044,574**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2009 and 31 December 2008

Liabilities and equity	*Note*	**Consolidated financial statements** 30 September 2009 (Unaudited)	**Consolidated financial statements** 31 December 2008	**Separate financial statements** 30 September 2009 (Unaudited)	**Separate financial statements** 31 December 2008
		(in thousand Baht)			
Current liabilities					
Trade accounts payable	*3, 8*	3,274,747	4,263,084	2,982,775	3,664,297
Amounts due to and short-term loans from related parties	*3*	136,102	486,336	522,486	6,427,555
Current portion of long-term borrowings	*9*	498,285	7,037,683	494,042	7,033,270
Accrued revenue sharing expenses	*1*	6,240,329	2,719,081	5,453,976	2,281,051
Unearned income - mobile phone service		2,888,027	3,408,291	3,104,696	3,933,684
Advanced receipts from customers		697,027	983,237	-	-
Income tax payable		1,231,047	2,859,375	1,116,409	2,203,959
Other current liabilities		3,462,208	3,102,749	3,413,148	2,906,117
Total current liabilities		**18,427,772**	**24,859,836**	**17,087,532**	**28,449,933**
Non-current liabilities					
Long-term borrowings	*9*	37,220,005	29,774,426	37,216,058	29,767,173
Other non-current liabilities		11,186	11,382	-	-
Total non-current liabilities		**37,231,191**	**29,785,808**	**37,216,058**	**29,767,173**
Total liabilities		**55,658,963**	**54,645,644**	**54,303,590**	**58,217,106**
Equity					
Share capital	*10*				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,963,391	2,961,740	2,963,391	2,961,740
Additional paid-in capital					
Premium on ordinary shares	*11*	21,675,356	21,545,336	21,675,356	21,545,336
Advanced receipts for share subscription	*11*	159,912	-	159,912	-
Unrealised surpluses					
Fair value changes on dilution of investment		161,187	161,187	-	-
Fair value changes on other investments		164	-	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		42,040,157	47,754,800	35,037,949	40,820,392
Total equity attributable to equity holders of the Company		**67,500,167**	**72,923,063**	**60,336,608**	**65,827,468**
Minority interests		520,342	512,582	-	-
Total equity		**68,020,509**	**73,435,645**	**60,336,608**	**65,827,468**
Total liabilities and equity		**123,679,472**	**128,081,289**	**114,640,198**	**124,044,574**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 September 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenue from rendering of services and equipment rentals		23,380,628	24,623,164	22,515,033	23,619,018
Revenue from sale of goods		1,590,072	2,904,694	-	-
Total revenues		**24,970,700**	**27,527,858**	**22,515,033**	**23,619,018**
Cost					
Cost of rendering of services and equipment rentals		(9,958,293)	(10,348,070)	(10,075,369)	(10,307,023)
Revenue sharing expense		(4,880,628)	(4,989,667)	(4,572,946)	(4,685,129)
Cost of sale of goods		(1,458,935)	(2,729,804)	-	-
Total cost		**(16,297,856)**	**(18,067,541)**	**(14,648,315)**	**(14,992,152)**
Gross profit		**8,672,844**	**9,460,317**	**7,866,718**	**8,626,866**
Selling and administrative expenses					
Selling expenses		(612,404)	(769,494)	(588,604)	(693,207)
Administrative expenses		(1,726,683)	(1,926,193)	(1,868,853)	(2,024,301)
Total selling and administrative expenses		**(2,339,087)**	**(2,695,687)**	**(2,457,457)**	**(2,717,508)**
Profit from sales, services and equipment rentals		**6,333,757**	**6,764,630**	**5,409,261**	**5,909,358**
Other operating income		136,360	183,382	135,448	113,144
Net foreign exchange gain (loss)		10,190	(22,765)	7,283	(23,220)
Management benefit expenses		(16,292)	(23,384)	(16,217)	(20,376)
Operating results		**6,464,015**	**6,901,863**	**5,535,775**	**5,978,906**
Dividend income		-	-	-	-
Profit before finance costs and income tax expenses		**6,464,015**	**6,901,863**	**5,535,775**	**5,978,906**
Finance costs		(472,614)	(433,290)	(470,317)	(482,072)
Income tax expense		(1,797,974)	(1,942,354)	(1,523,274)	(1,647,828)
Profit for the period		**4,193,427**	**4,526,219**	**3,542,184**	**3,849,006**
Attributable to :					
Equity holders of the Company		4,184,381	4,532,530	3,542,184	3,849,006
Minority interests		9,046	(6,311)	-	-
Profit for the period		**4,193,427**	**4,526,219**	**3,542,184**	**3,849,006**
Earnings per share (Baht)	*13*				
Basic		1.41	1.53	1.20	1.30
Diluted		1.41	1.53	1.20	1.30

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of income
For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenue from rendering of services and equipment rentals		71,200,708	75,509,169	68,491,397	72,389,523
Revenue from sale of goods		5,267,610	9,011,987	-	-
Total revenues		**76,468,318**	**84,521,156**	**68,491,397**	**72,389,523**
Cost					
Cost of rendering of services and equipment rentals		(30,043,944)	(31,339,181)	(29,963,934)	(31,235,437)
Revenue sharing expense		(14,711,664)	(15,197,186)	(13,844,487)	(14,262,394)
Cost of sale of goods		(5,046,533)	(8,336,337)	-	-
Total cost		**(49,802,141)**	**(54,872,704)**	**(43,808,421)**	**(45,497,831)**
Gross profit		**26,666,177**	**29,648,452**	**24,682,976**	**26,891,692**
Selling and administrative expenses					
Selling expenses		(1,789,239)	(1,983,518)	(1,694,107)	(1,824,769)
Administrative expenses		(5,351,023)	(5,821,621)	(5,611,013)	(5,772,054)
Total selling and administrative expenses		**(7,140,262)**	**(7,805,139)**	**(7,305,120)**	**(7,596,823)**
Profit from sales, services and equipment rentals		**19,525,915**	**21,843,313**	**17,377,856**	**19,294,869**
Other operating income		456,703	2,318,877	386,969	404,434
Net foreign exchange gain (loss)		72,045	(115,243)	51,934	(121,593)
Management benefit expenses		(49,138)	(81,828)	(48,913)	(67,437)
Operating results		**20,005,525**	**23,965,119**	**17,767,846**	**19,510,273**
Dividend income	*3*	-	-	1,482,496	-
Profit before finance costs and income tax expenses		**20,005,525**	**23,965,119**	**19,250,342**	**19,510,273**
Finance costs		(1,477,052)	(1,237,507)	(1,480,655)	(1,422,849)
Income tax expense		(5,570,805)	(6,698,368)	(4,888,391)	(5,249,602)
Profit for the period		**12,957,668**	**16,029,244**	**12,881,296**	**12,837,822**
Attributable to :					
Equity holders of the Company		12,949,096	15,988,854	12,881,296	12,837,822
Minority interests		8,572	40,390	-	-
Profit for the period		**12,957,668**	**16,029,244**	**12,881,296**	**12,837,822**
Earnings per share (Baht)	*13*				
Basic		4.37	5.40	4.35	4.34
Diluted		4.37	5.40	4.35	4.34

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

Consolidated financial statements

	Note	Issued and paid-up share capital	Additional paid-in capital: Share premium	Advance receipts for share subscription	Unrealised surplus: Revaluation difference on dilution of investment	Unrealised surplus: Revaluation difference on other investment	Retained earnings: Legal reserve	Retained earnings: Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Baht)									
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**161,187**	**-**	**500,000**	**49,998,652**	**74,884,303**	**576,498**	**75,460,801**
Profit for the period		-	-	-	-	-	-	15,988,854	15,988,854	40,390	16,029,244
Dividends		-	-	-	-	-	-	(18,652,888)	(18,652,888)	-	(18,652,888)
Issue of share capital	*10,11*	3,617	294,372	(15,377)	-	-	-	-	282,612	-	282,612
Decrease in minority interest from the addition of shares		-	-	-	-	-	-	-	-	(91,070)	(91,070)
Balance at 30 September 2008		**2,961,740**	**21,545,336**	**-**	**161,187**	**-**	**500,000**	**47,334,618**	**72,502,881**	**525,818**	**73,028,699**
Balance at 1 January 2009		**2,961,740**	**21,545,336**	**-**	**161,187**	**-**	**500,000**	**47,754,800**	**72,923,063**	**512,582**	**73,435,645**
Net change in fair value recognised in equity		-	-	-	-	164	-	-	**164**	-	**164**
Profit for the period		-	-	-	-	-	-	12,949,096	**12,949,096**	8,572	**12,957,668**
Dividends	*14*	-	-	-	-	-	-	(18,663,739)	**(18,663,739)**	-	**(18,663,739)**
Issue of share capital	*10,11*	1,651	130,020	-	-	-	-	-	**131,671**	-	**131,671**
Advanced receipts for share subscription	*11*	-	-	159,912	-	-	-	-	**159,912**	-	**159,912**
Dividend received from subsidiaries		-	-	-	-	-	-	-	**-**	(4)	**(4)**
Liquidation of a subsidiary		-	-	-	-	-	-	-	**-**	(808)	**(808)**
Balance at 30 September 2009		**2,963,391**	**21,675,356**	**159,912**	**161,187**	**164**	**500,000**	**42,040,157**	**67,500,167**	**520,342**	**68,020,509**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

		Separate financial statements					
			Additional paid-in capital		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Advance receipts for share subscription	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in thousand Baht)			
Balance at 1 January 2008		**2,958,123**	**21,250,964**	**15,377**	**500,000**	**43,227,644**	**67,952,108**
Profit for the period		-	-	-	-	12,837,822	12,837,822
Dividends		-	-	-	-	(18,652,888)	(18,652,888)
Issue of share capital	*10,11*	3,617	294,372	(15,377)	-	-	282,612
Balance at 30 September 2008		**2,961,740**	**21,545,336**	**-**	**500,000**	**37,412,578**	**62,419,654**
Balance at 1 January 2009		**2,961,740**	**21,545,336**	**-**	**500,000**	**40,820,392**	**65,827,468**
Profit for the period		-	-	-	-	12,881,296	12,881,296
Dividends	*14*	-	-	-	-	(18,663,739)	(18,663,739)
Issue of share capital	*10,11*	1,651	130,020	-	-	-	131,671
Advanced receipts for share subscription	*11*	-	-	159,912	-	-	159,912
Balance at 30 September 2009		**2,963,391**	**21,675,356**	**159,912**	**500,000**	**35,037,949**	**60,336,608**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in thousand Baht)		
Cash flows from operating activities				
Profit for the period	12,957,668	16,029,244	12,881,296	12,837,822
Adjustments for				
Depreciation	2,442,216	2,269,491	2,169,504	2,144,777
Amortisation	12,566,021	11,826,176	11,239,139	10,489,750
Interest income	(274,360)	(287,410)	(126,133)	(91,225)
Dividend income from subsidiaries	-	-	(1,482,496)	-
Finance costs	1,477,052	1,237,507	1,480,655	1,422,849
Loss from write-off goodwill	-	15,140	-	-
Doubtful accounts and bad debts expense	581,928	336,961	611,188	359,281
Allowance for obsolete inventories and loss from inventories write-off	(26,658)	66,325	21,190	43,442
Income from settle with operation right payable	-	(1,738,868)	-	-
Loss on disposals of property, plant and equipment	6,728	64,725	5,025	53,521
Unrealised loss on exchange	1,559	164,260	1,358	163,883
Deferred tax	125,476	14,837	77,469	(18,780)
Income tax expense	5,445,329	6,683,531	4,810,922	5,268,382
Cash provided by operation before changes in operating assets and liabilities	35,302,959	36,681,919	31,689,117	32,673,702
Changes in operating assets and liabilities				
Specifically-designated bank deposits	251,901	104,465	-	-
Trade accounts receivable	329,630	2,401,762	2,960,189	2,100,456
Amounts due from related parties	188	(531)	(71,527)	6,214
Inventories	879,177	(1,044,176)	17,117	(13,075)
Value added tax receivable	(5,206)	(70,747)	(5,206)	(70,747)
Other current assets	1,019,078	296,451	190,968	63,057
Forward and swap contracts receivable	(3,534)	7,938	(3,534)	10,758
Other non-current assets	(36,160)	(289,264)	(38,519)	(274,407)
Trade accounts payable	(197,740)	618,371	106,199	83,434
Amounts due to related parties	(350,235)	(49,678)	(405,069)	92,851
Accrued revenue sharing expenses	3,521,248	3,848,759	3,172,926	3,345,058
Operation right payable	-	(3,000,000)	-	-
Unearned income - mobile phone service	(520,265)	(78,782)	(828,988)	(453,565)
Advanced receipts from customers	(286,209)	(283,769)	-	-
Other current liabilities	333,238	456,466	483,364	598,842
Other non-current liabilities	(196)	(3,230)	-	-
Income tax paid	(7,096,949)	(8,293,424)	(5,898,022)	(7,061,859)
Net cash provided by operating activities	**33,140,925**	**31,302,530**	**31,369,015**	**31,100,719**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	236,280	249,943	114,886	76,456
Short-term loans to subsidiaries	-	-	(1,455,000)	(161,500)
Net changes in current investments	56,155	(1,029)	-	-
Net change in long-term investment	(61,598)	-	-	-
Additional investment in a subsidiary	-	(126,000)	-	(425,000)
Proceeds from disposals of property and equipment	15,029	130,439	12,421	142,276
Purchase of property, plant, equipment and computer software	(2,971,324)	(1,864,991)	(1,487,206)	(1,332,174)
Purchase of assets under the Agreements for operation	(5,354,730)	(6,994,025)	(5,199,146)	(6,960,301)
Dividend received from subsidiaries	-	-	1,482,496	-
Net cash used in investing activities	**(8,080,188)**	**(8,605,663)**	**(6,531,549)**	**(8,660,243)**
Cash flows from financing activities				
Interest paid	(1,407,761)	(1,230,493)	(1,418,657)	(1,437,449)
Other finance costs paid	(69,478)	(60,621)	(64,400)	(57,014)
Repayments of short-term loan from financial institutions	-	(3,500,000)	-	(3,500,000)
Proceeds of short-term loans from a subsidiary	-	-	-	8,400,000
Repayments of short-term loans from a subsidiary	-	-	(5,500,000)	(10,900,000)
Proceeds of long-term borrowings	8,535,116	7,066,544	8,535,116	7,066,544
Repayments of long-term borrowings	(6,928,590)	(1,500,000)	(6,928,590)	(1,500,000)
Finance lease principal payments	(20,470)	(23,941)	(17,070)	(15,627)
Proceeds from issue of ordinary shares	1,651	3,398	1,651	3,398
Proceeds from share premium	130,020	279,214	130,020	279,214
Advanced receipts for share subscription	159,912	-	159,912	-
Dividends paid to equity holders of the Company	(18,663,739)	(18,652,888)	(18,663,739)	(18,652,888)
Dividends paid to minority interests	(4)	-	-	-
Repayment to minority interest from liquidating of a subsidiary	(808)	-	-	-
Net cash used in financing activities	**(18,264,151)**	**(17,618,787)**	**(23,765,757)**	**(20,313,822)**
Net increase in cash and cash equivalents	**6,796,586**	**5,078,080**	**1,071,709**	**2,126,654**
Cash and cash equivalents at beginning of period	15,009,291	6,822,084	2,665,329	3,713,235
Effect of exchange rate changes on balances held in foreign currencies	(7,592)	(81,256)	(7,592)	(81,256)
Cash and cash equivalents at end of period	**21,798,285**	**11,818,908**	**3,729,446**	**5,758,633**
Supplemental disclosures of cash flow information				
Non-cash transactions				
Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operation	1,015,838	1,772,612	622,789	1,514,204

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month and nine-month periods ended 30 September 2009 (Unaudited)

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Specifically-designated bank deposits
5	Trade accounts receivable
6	Investments in subsidiaries
7	Capital expenditure
8	Trade accounts payable
9	Interest-bearing borrowings
10	Share capital
11	Warrants
12	Segment information
13	Earnings per share
14	Dividend
15	Financial instruments
16	Commitments with non-related parties
17	Interconnection agreements
18	Significant event
19	Events after the balance sheet date
20	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 6 November 2009.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.65% *(31 December 2008: 42.67%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 21.33% *(31 December 2008: 21.34%)* of the share capital of the Company.

The principal business operations of the Company and its subsidiaries are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM as the operator. The Company has been granted permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone, either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement is ended on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

   Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operating the 900-MHz Cellular System to TOT when the installation has been completed and the Company shall pay TOT the annual revenue sharing in according with the Agreement at the percentage of annual revenues and any benefit from the mobile phone service prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement. The Agreement does not specify a minimum cumulative amount over the term of the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 -25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator. Advanced Data network Communications Co., Ltd. ("ADC"), an indirect subsidiary, has been granted permission from TOT, under the Agreement dated 19 September 1989, for rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of Metropolitan Telephone Exchange.

   Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation of DATAKIT System to TOT when the

installation has been completed and ADC shall pay TOT the annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from service of DATAKIT VIRTUAL CIRCUIT SWITCH prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 (11.23% of total shares) to TOT on 17 March 1998 in consideration of such waiver. As at 30 September 2009, TOT owns 48.12% of ADC's total share.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM as the operator. Digital Phone Company Limited ("DPC"), a subsidiary, has been granted permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz, nationwide. DPC started the operation commencing from 28 May 1997 ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deducting any expenses and any tax and fees which the minimum revenue sharing must accumulate, over the term of the Agreement, not less than Baht 5,400 million as follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

As at 30 September 2009, DPC paid the revenue sharing to CAT in a total amount of Baht 6,714 million.

4) The operation of PROVIDING CALL CENTER SERVICE.

5) The operation of PROVIDING BROADBAND SERVICE under a licence granted from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence granted from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence granted from the Ministry of Finance.

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence granted from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE ends 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a licence granted from the National Telecommunications Commission ("NTC").

Details of the Company's subsidiaries as at 30 September 2009 and 31 December 2008 were as follows:

Name of the entities	**Type of business**	**Country of incorporation**	**Ownership interest (%)**	
			30 September 2009	31 December 2008
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00	51.00
Datanetwork Solutions Co., Ltd.	Completed the liquidation process on 22 July 2009	Thailand	-	49.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55	98.55
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	99.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.99

Name of the entities	**Type of business**	**Country of incorporation**	**Ownership interest (%)**	
			30 September 2009	31 December 2008
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television	Thailand	99.99	99.99
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* (formerly TAS 41) including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand and the Announcement of the Department of Business Development B.E. 2009.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated.

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber Thai Accounting Standards (TAS) to be the same as International Accounting Standards (IAS).

The Group has adopted the following revised Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) which were issued by the FAP and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets* (formerly TAS 36)
TFRS 5 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations* (formerly TAS 54)

The adoption of these revised TAS and TFRS does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and nine-month periods ended 30 September 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of sale/purchase transactions of goods and service with related parties, the terms of which are negotiated at reasonable prices comparing with the market prices of each business. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows:

Name of entities	**Country of incorporation / nationality**	**Nature of relationships**
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Lao and Cambodia	Major shareholder, 42.65% shareholding and some common directors
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 21.33% shareholding and some common directors
Thanachart Group	Thailand	Managing Director of Thanachart Group is the Company's director

Significant transactions for the three-month and nine-month periods ended 30 September 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 September	2009	2008	2009	2008
		(in million Baht)		
Service income				
Subsidiaries	-	-	315	331
Shin Corporation and its related parties	33	36	5	4
Related party of SingTel Strategic Investments Pte Ltd.	127	144	125	141
	160	**180**	**445**	**476**
Sales of prepaid cards				
Subsidiaries	**-**	**-**	**4,027**	**6,417**
Sales of Refill on mobile (ROM)				
Subsidiaries	**-**	**-**	**5,753**	**3,258**
Interest income				
Subsidiaries	-	-	22	2
Thanachart Group	2	4	1	1
	2	**4**	**23**	**3**
Other income				
Subsidiaries	-	-	35	23
Shin Corporation and its related parties	1	1	1	1
Thanachart Group	-	1	-	-
	1	**2**	**36**	**24**
Rental and other service expenses				
Subsidiaries	-	-	1,394	1,256
Shin Corporation and its related parties	94	82	86	73
SingTel Strategic Investments Pte Ltd. and its related parties	88	118	80	109
Thanachart Group	4	4	4	4
	186	**204**	**1,564**	**1,442**
Advertising expense - net*				
Related parties of Shin Corporation	**50**	**91**	**49**	**82**
Advertising expense - gross **				
Related parties of Shin Corporation	**169**	**218**	**163**	**199**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
Three-month period ended 30 September	2009	2008	2009	2008
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	29	48
Related parties of Shin Corporation	36	63	36	62
	36	**63**	**65**	**110**
Commission expense				
Subsidiaries	**-**	**-**	**299**	**320**
Management benefit expenses	**16**	**23**	**16**	**20**
Interest expense				
Subsidiaries		-	-	51
Related party of Shin Corporation	1	-	1	-
Thanachart Group	1	-	1	-
	2	**-**	**2**	**51**
Dividend expense				
Shin Corporation	3,791	3,791	3,791	3,791
SingTel Strategic Investments Pte Ltd.	1,704	1,704	1,704	1,704
	5,495	**5,495**	**5,495**	**5,495**

	Consolidated financial statements		Separate financial statements	
Nine-month period ended 30 September	2009	2008	2009	2008
		(in million Baht)		
Service income				
Subsidiaries	-	-	950	1,016
Shin Corporation and its related parties	100	126	15	14
Related party of SingTel Strategic Investments Pte Ltd.	371	513	365	503
	471	**639**	**1,330**	**1,533**
Sales of prepaid cards				
Subsidiaries	**-**	**-**	**14,419**	**22,536**
Sales of Refill on mobile(ROM)				
Subsidiaries	**-**	**-**	**14,777**	**5,646**
Dividend income				
Subsidiaries	**-**	**-**	**1,482**	**-**

Nine-month period ended 30 September	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Interest income				
Subsidiaries	-	-	47	4
Thanachart Group	5	12	4	9
	5	**12**	**51**	**13**
Other income				
Subsidiaries	-	-	94	81
Shin Corporation and its related parties	2	3	1	1
Thanachart Group	-	2	-	-
	2	**5**	**95**	**82**
Rental and other service expenses				
Subsidiaries	-	-	3,742	3,708
Shin Corporation and its related parties	306	243	284	219
SingTel Strategic Investments Pte Ltd. and its related parties	256	315	233	283
Thanachart Group	10	24	9	21
	572	**582**	**4,268**	**4,231**
Advertising expense - net*				
Related parties of Shin Corporation	**166**	**258**	**155**	**240**
Advertising expense - gross **				
Related parties of Shin Corporation	**479**	**691**	**459**	**627**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

Nine-month period ended 30 September	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in million Baht)		
Sale promotion expense				
Subsidiaries	-	-	85	114
Related parties of Shin Corporation	140	165	139	161
	140	**165**	**224**	**275**
Commission expense				
Subsidiaries	**-**	**-**	**883**	**1,023**
Management benefit expenses	**49**	**82**	**49**	**67**

	Consolidated financial statements		Separate financial statements	
Nine-month period ended 30 September	2009	2008	2009	2008
		(in million Baht)		
Interest expense				
Subsidiaries	-	-	9	190
Related party of Shin Corporation	2	-	2	-
Thanachart Group	3	2	3	2
	5	**2**	**14**	**192**
Dividend expense				
Shin Corporation	7,961	7,961	7,961	7,961
SingTel Strategic Investments Pte	3,579	3,579	3,579	3,579
	11,540	**11,540**	**11,540**	**11,540**

Balances as at 30 September 2009 and 31 December 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in million Baht)		
Trade accounts receivable				
Subsidiaries	-	-	2,053	5,283
Shin Corporation and its related parties	13	17	5	4
Related party of SingTel Strategic Investments Pte Ltd.	127	184	125	181
Total	**140**	**201**	**2,183**	**5,468**
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	96	25
Short-term loans				
Subsidiaries	-	-	1,920	465
Total	**-**	**-**	**2,016**	**490**

As at 30 September 2009, short-term loans at call to subsidiaries represent promissory notes, bearing interest at the rate of 4.97% per annum *(31 December 2008: 5.37% per annum).*

Movements during the nine-month periods 30 September 2009 and 2008 of loans to related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans to related parties		
Subsidiaries		
At 1 January	465	59
Increase	1,455	225
Decrease	-	(63)
At 30 September	**1,920**	**221**

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in million Baht)			
Trade accounts payable				
Subsidiaries	-	-	462	367
Related parties of Shin Corporation	40	22	39	18
Related party of SingTel Strategic Investments Pte Ltd.	52	76	48	69
Total	**92**	**98**	**549**	**454**

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in million Baht)			
Amounts due to and loans from related parties				
Other payables				
Subsidiaries	-	-	388	451
Related parties of Shin Corporation	105	406	103	397
Related party of SingTel Strategic Investments Pte Ltd.	31	80	31	80
	136	486	522	928
Short-term loans				
Subsidiaries	-	-	-	5,500
Total	**136**	**486**	**522**	**6,428**

As at 30 September 2009, short-term loans from subsidiaries were fully repaid *(31 December 2008: 2.45% per annum)*.

Movements during the nine-month periods ended 30 September 2009 and 2008 of loans from related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans from related parties		
Subsidiaries		
At 1 January	5,500	12,700
Increase	-	8,400
Decrease	(5,500)	(10,900)
At 30 September	**-**	**10,200**

	Consolidated financial statements		**Separate financial statements**	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in million Baht)			
Long-term debentures				
Subsidiary	-	-	1	-
Related party of Shin Corporation	46	-	46	-
Director of the Company and its related parties	1	1	1	1
Total	**47**	**1**	**48**	**1**

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows:

1) The Company has entered into a consulting and management service agreement with a group of its subsidiaries. The Company will provide service in finance, legal, human resource and marketing consultancy and management and technical assistance to its subsidiaries. The agreement is valid for one year and is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance notice to the counterparty of not less than 3 months.

2) The Company has entered into interconnection and national roaming agreements with Digital Phone Company Limited, a subsidiary. The suspension or termination of the agreement shall be referred to the regulations and conditions of the National Telecommunications Commission.

3) The Company has entered into a site share agreement with its subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

4) The Company and its subsidiaries have entered into a call center service agreement with Advanced Contact Center Co., Ltd. ("ACC"), a subsidiary. ACC will provide service and required information including resolving problems requests from the Group's customers. The contract parties have a right to terminate the agreement by giving the counterparty a written

notice for 30 days in advance.

5) The Company has entered into an agreement with Advanced Magic Card Co., Ltd. and Advanced Mpay Co., Ltd, its subsidiaries, to provide payment service for goods/service purchase through electronic cash card and mobile phone. The contract parties have a right to terminate the agreement by giving advance written notice not less than 30 days.

6) The Company and its subsidiaries have entered into an international roaming service agreement with the Group of Singtel Strategic Investments Pte. Ltd., related parties. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

7) The Company has entered into a satellite transponder lease agreement with Thaicom Public Company Limited, a related party, for a monthly fee according to the rate and condition specified in the agreement. The agreement is valid until 21 June 2012.

8) The Group has entered into agreements with I.T. Applications and Services Company Limited, a related party, to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance written notice of 3 months.

Shin Corporation Public Company Limited's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	Warrants	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 26 August 2009 onward)	
	(Million units)			*(Price)*	*(Ratio)*
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	34.27	1:1.21847
31 July 2006 (Grant V)	6.99	37.68	1 : 1	31.90	1:1.18115

Movements during the nine-month periods ended 30 September 2009 and 2008 of the number of SHIN's warrants are as follows:

	Separate financial statements	
	2009	2008
	(million units)	
At 1 January	2.45	26.00
Exercised	-	(0.58)
Cancelled	(0.65)	(22.97)
At 30 September	**1.80**	**2.45**

For the nine-month periods ended 30 September 2009, the Company's directors have not exercised warrants *(2008: Directors exercised warrants of 0.58 million units to acquire 0.65 million ordinary shares of SHIN).*

4 Specifically-designated bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks equal to the subsidiaries' outstanding balance of advance from customers as at 30 September 2009 amounting to Baht 1,063 million *(31 December 2008: Baht 1,315 million)* cannot be used for other purposes apart from payments to service providers.

5 Trade accounts receivable

		Consolidated financial statements		**Separate financial statements**	
	Note	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in million Baht)			
Related parties	*3*	140	201	2,183	5,468
Other parties		2,978	3,838	2,229	2,517
Accrued income		2,280	2,194	2,211	2,093
		5,398	6,233	6,623	10,078
Less allowance for doubtful accounts		(573)	(443)	(524)	(399)
Total		**4,825**	**5,790**	**6,099**	**9,679**

Aging analyses for trade accounts receivable are as follows:

	Consolidated Financial statements		**Separate financial statements**	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in million Baht)			
Related parties				
Current - 3 months	129	198	1,924	5,143
Overdue 3 - 6 months	4	3	51	47
Overdue 6 - 12 months	7	-	94	96
Overdue over 12 months	-	-	114	182
	140	201	2,183	5,468
Less allowance for doubtful accounts	-	-	-	-
Net	**140**	**201**	**2,183**	**5,468**
Other parties				
Current - 3 months	4,736	5,752	4,051	4,406
Overdue 3 - 6 months	147	161	115	132
Overdue 6 - 12 months	236	65	173	62
Overdue over 12 months	139	54	101	10
	5,258	6,032	4,440	4,610
Less allowance for doubtful accounts	(573)	(443)	(524)	(399)
Net	**4,685**	**5,589**	**3,916**	**4,211**
Total	**4,825**	**5,790**	**6,099**	**9,679**

The normal credit term granted by the Group ranges from 14 days to 30 days.

6 Investments in subsidiaries

Movements on investments during the nine-month periods ended 30 September 2009 and 2008 were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
At 1 January	20,223	19,457
Acquisitions	-	425
Disposal	-	(598)
Liquidation	(8)	(2)
Reversal of allowance for impairment	8	600
At 30 September	**20,223**	**19,882**

The liquidation of subsidiary

On 22 July 2009, Data Network Solutions Company Limited ("DNS"), a subsidiary in which the Company owns 49.00% of its total shares had registered the dissolution of a company with the Business Development Department, the Ministry of Commerce, on 16 December 2008. DNS has completed the process of liquidation and as a result is dissolved as a juristic entity.

Dividend income from subsidiaries

At the annual general meeting of the subsidiaries, resolutions were passed to approve the dividend payment to the shareholders as follows:

Company	**Date of meeting**	**Dividend Baht/share**	**Amount Million Baht**
Advanced Contact Center Co., Ltd.	6 March 2009	6.25	170
Advanced Magic Card Co., Ltd.	6 March 2009	8.50	212
AIN GlobalComm Co., Ltd.	5 March 2009	550.00	1,100

Investments in subsidiaries as at 30 September 2009 and 31 December 2008, and dividend income from those investments for the nine-month periods ended 30 September 2009 and 2008 were as follows:

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for nine months ended	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	30 September 2008
	(%)						*(in million Baht)*					
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	-
Datanetwork Solution Co., Ltd.	-	49.00	-	1	-	8	-	(8)	-	-	-	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	170	-
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	212	-
Advanced Mpay Co., Ltd.	99.99	99.99	300	300	336	336	-	-	336	336	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	1,100	-
Advanced Wireless Network Co., Ltd.	99.99	99.99	350	350	350	350	-	-	350	350	-	-
Super Broadband Network Co., Ltd.	99.99	99.99	300	300	300	300	-	-	300	300	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total					**26,097**	**26,105**	**(5,874)**	**(5,882)**	**20,223**	**20,223**	**1,482**	**-**

7 Capital expenditure

Acquisitions, disposals and transfers of capital expenditure during the nine-month periods ended 30 September 2009 and 2008 were as follows:

	Consolidated financial statements							
	2009				2008			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
				(in million Baht)				
Cost								
At 1 January	33,870	184,149	25,584	243,603	31,562	175,978	25,351	232,891
Additions	2,773	4,532	253	7,558	1,781	6,884	178	8,843
Transfer & reclassify	(136)	1	126	(9)	227	(241)	14	-
Disposal	(788)	-	(4)	(792)	(465)	(1)	(82)	(548)
At 30 September	**35,719**	**188,682**	**25,959**	**250,360**	**33,105**	**182,620**	**25,461**	**241,186**
Accumulated depreciation and amortisation								
At 1 January	(25,726)	(111,104)	(19,046)	(155,876)	(23,001)	(97,451)	(14,758)	(135,210)
Depreciation and amortisation	(2,442)	(11,999)	(501)	(14,942)	(2,269)	(11,140)	(621)	(14,030)
Transfer & reclassify	23	-	(23)	-	(71)	71	(1)	(1)
Disposal	766	-	3	769	254	1	67	322
At 30 September	**(27,379)**	**(123,103)**	**(19,567)**	**(170,049)**	**(25,087)**	**(108,519)**	**(15,313)**	**(148,919)**
Net book value								
At 1 January	8,144	73,045	6,538	87,727	8,561	78,527	10,593	97,681
At 30 September	**8,340**	**65,579**	**6,392**	**80,311**	**8,018**	**74,101**	**10,148**	**92,267**

	Separate financial statements							
	2009				2008			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
				(in million Baht)				
Cost								
At 1 January	31,277	169,250	4,000	204,527	29,832	159,951	3,778	193,561
Additions	1,191	4,481	248	5,920	1,257	6,880	125	8,262
Transfer & reclassify	(115)	-	105	(10)	224	(238)	14	-
Disposal	(765)	-	(4)	(769)	(430)	-	-	(430)
At 30 September	**31,588**	**173,731**	**4,349**	**209,668**	**30,883**	**166,593**	**3,917**	**201,393**
Accumulated depreciation and amortisation								
At 1 January	(24,829)	(100,166)	(2,931)	(127,926)	(22,213)	(86,506)	(2,605)	(111,324)
Depreciation and amortisation	(2,170)	(11,043)	(140)	(13,353)	(2,145)	(10,175)	(266)	(12,586)
Transfer & reclassify	16	-	(16)	-	(70)	70	-	-
Disposal	749	-	3	752	234	-	-	234
At 30 September	**(26,234)**	**(111,209)**	**(3,084)**	**(140,527)**	**(24,194)**	**(96,611)**	**(2,871)**	**(123,676)**
Net book value								
At 1 January	6,448	69,084	1,069	76,601	7,619	73,445	1,173	82,237
At 30 September	**5,354**	**62,522**	**1,265**	**69,141**	**6,689**	**69,982**	**1,046**	**77,717**

8 Trade accounts payable

		Consolidated financial statements		Separate financial statements	
	Note	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in million Baht)			
Related parties	*3*	92	98	549	454
Other parties		3,183	4,165	2,434	3,210
Total		**3,275**	**4,263**	**2,983**	**3,664**

9 Interest-bearing borrowings

	Consolidated financial statements		Separate financial statements	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in million Baht)			
Current				
Current portion of long-term borrowings, net	479	397	479	397
Current portion of long-term debentures, net	-	6,621	-	6,621
Current portion of finance lease liabilities	19	19	15	15
	498	7,037	494	7,033
Non-current				
Long-term borrowings, net	17,709	17,744	17,709	17,744
Long-term debentures, net	19,472	11,989	19,472	11,989
Finance lease liabilities	39	42	35	34
	37,220	29,775	37,216	29,767
Total	**37,718**	**36,812**	**37,710**	**36,800**

Long-term borrowings

On 23 February 2009, the Company had drawn down under a export credit agency loan of USD 13.01 million bearing interest at USD LIBOR plus a margin as agreed by the Company and banks.

On 30 April 2009, the Company had drawn down under a export credit agency loan of USD 16.31 million bearing interest at USD LIBOR plus a margin as agreed by the Company and banks.

Long-term debentures

On 23 January 2009, the Company issued unsubordinated and unsecured debentures as follows:

1) Debenture of 5 million units of Baht 1,000 each, amounting to Baht 5,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first 2.5 year and 5.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 July 2012.

2) Debenture of 2.5 million units of Baht 1,000 each, amounting to Baht 2,500 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first and second year, 5.00% p.a. for the third and fourth year, and 6.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 January 2014.

Under the terms and conditions of the long-term borrowings and debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

As at 30 September 2009, the Group and the Company had unutilised credit facilities totalling of Baht 12,970 million and Baht 6,000 million, respectively, *(31 December 2008: the Group and the Company had USD 29 million).*

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 September 2009 and 31 December 2008 are as follows:

	Consolidated and separate financial statements			
	Carrying amount		Fair values*	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in million Baht)			
Long-term debentures	**19,500**	**18,627**	**20,414**	**19,207**

*Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

Movement during the nine-month periods ended 30 September 2009 and 2008 of borrowings were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
At 1 January	36,812	29,966	36,800	29,948
Additions	8,554	7,114	8,553	7,109
Bond issuing cost	(19)	(9)	(19)	(9)
Repayments	(6,951)	(5,024)	(6,946)	(5,015)
Unrealised loss (gain) on foreign exchange	(686)	982	(686)	982
Amortisation of bond issuing cost	8	5	8	5
Amortisation of discounted bill of exchange	-	8	-	8
At 30 September	**37,718**	**33,042**	**37,710**	**33,028**

10 Share capital

	Par value per share (in Baht)	2009 Number	2009 Baht	2008 Number	2008 Baht
		(million shares / million Baht)			
Authorised					
At 1 January					
- ordinary shares	*1*	4,997	4,997	4,997	4,997
At 30 September					
- ordinary shares	***1***	**4,997**	**4,997**	**4,997**	**4,997**
Issued and paid-up					
At 1 January					
- ordinary shares	*1*	2,962	2,962	2,958	2,958
Issue of new shares	*1*	1	1	4	4
At 30 September					
- ordinary shares	***1***	**2,963**	**2,963**	**2,962**	**2,962**

During the nine-month period ended 30 September 2009, the Company registered the increase in share capital with the Ministry of Commerce for 1.65 million ordinary shares from the exercise of 1.44 million warrants. The capital increase results in an increase in paid-up share capital and share premium of Baht 1.65 million and Baht 130 million, respectively.

As at 30 September 2009, the total issued number of ordinary shares is 2,963 million shares *(31 December 2008: 2,962 million shares)* with a par value of Baht 1 per share *(31 December 2008: Baht 1 per share)*. All issued shares are fully paid.

11 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

	Issued date	**Issued units Million**	**Percentage***	**Exercise price Baht/unit****	**Exercise period** Start	End
ESOP - Grant I	27 March 2002	14.00	0.48	44.62	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	8.47	0.29	37.61	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	9.00	0.31	77.20	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	9.69	0.33	89.29	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	10.14	0.34	79.03	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercise price was on 25 August 2009.

Movements in the number of warrants outstanding during the nine-month periods ended 30 September 2009 and 2008 are as follows:

	2009			2008		
	Directors	Employees	**Total**	Directors	Employees	**Total**
			(million units)			
At 1 January	6.14	16.83	22.97	6.47	19.87	26.34
Exercised	(0.31)	(2.84)	(3.15)	(0.33)	(2.73)	(3.06)
Cancelled	(0.58)	(3.46)	(4.04)	-	(0.31)	(0.31)
At 30 September	**5.25**	**10.53**	**15.78**	**6.14**	**16.83**	**22.97**

Exercised warrants

During the nine-month period ended 30 September 2009, 0.31 million warrants and 2.84 million warrants were exercised by the Company's directors and employees. The exercise of 3.15 million warrants during this period increased paid-up share capital and premium on share capital by Baht 1.65 million and Baht 130 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 1.72 million units or 1.99 million shares on 2 October 2009. The Company received advanced payment from shareholders for 1.99 million shares in the amount of Baht 160 million in the quarter ended 30 September 2009 (see Note 19).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders. The BOD or AGM approved the dividend in excess of 50% of its net profit; therefore, the Company has to adjust the exercise price & ratio as per the Prospectus clause no. 2.6.

12 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Financial information based on business segment in the consolidated financial statements for the three-month periods ended 30 September 2009 and 2008 were as follows:

	Consolidated financial statements							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2009	2008	2009	2008	2009	2008	2009	2008
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	23,219	24,416	5	14	157	193	23,381	24,623
Revenue from sales	-	-	1,589	2,904	-	1	1,589	2,905
Total revenues	**23,219**	**24,416**	**1,594**	**2,918**	**157**	**194**	**24,970**	**27,528**
Cost and operating expenses:								
Cost of sales, services and equipment rentals	(14,752)	(15,208)	(1,466)	(2,741)	(80)	(119)	(16,298)	(18,068)
Operating expenses, net	(2,118)	(2,342)	(51)	(155)	(39)	(61)	(2,208)	(2,558)
Operating profit (loss)	**6,349**	**6,866**	**77**	**22**	**38**	**14**	**6,464**	**6,902**

Financial information based on business segment in the consolidated financial statements for the nine-month periods ended 30 September 2009 and 2008 were as follows:

	Consolidated financial statements							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2009	2008	2009	2008	2009	2008	2009	2008
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	70,682	74,863	27	39	492	607	71,201	75,509
Revenue from sales	-	-	5,267	9,011	-	1	5,267	9,012
Total revenues	**70,682**	**74,863**	**5,294**	**9,050**	**492**	**608**	**76,468**	**84,521**
Cost and operating expenses:								
Cost of sales, services and equipment rentals	(44,465)	(46,138)	(5,074)	(8,366)	(263)	(369)	(49,802)	(54,873)
Operating expenses, net	(6,258)	(5,146)	(281)	(428)	(121)	(109)	(6,660)	(5,683)
Operating profit (loss)	**19,959**	**23,579**	**(61)**	**256**	**108**	**130**	**20,006**	**23,965**

13 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month and nine-month periods ended 30 September 2009 and 2008 was based on the profit for the period attributable to equity holders of the Company and the number of ordinary shares outstanding during the periods as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 September	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**4,184**	**4,533**	**3,542**	**3,849**
Number of ordinary shares outstanding	**2,963**	**2,962**	**2,963**	**2,962**
Earnings per share (basic) ***(in Baht)***	**1.41**	**1.53**	**1.20**	**1.30**

	Consolidated financial statements		**Separate financial statements**	
Nine-month period ended 30 September	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**12,949**	**15,989**	**12,881**	**12,838**
Number of ordinary shares outstanding	**2,962**	**2,961**	**2,962**	**2,961**
Earnings per share (basic) ***(in Baht)***	**4.37**	**5.40**	**4.35**	**4.34**

Diluted earnings per share

The calculation of diluted earnings per share for the three-month and nine-month periods ended 30 September 2009 and 2008 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the periods after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 September	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (diluted)	**4,184**	**4,533**	**3,542**	**3,849**
Number of ordinary shares outstanding (basic)	2,963	2,962	2,963	2,962
Effect of exercise of share options	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**2,963**	**2,962**	**2,963**	**2,962**
Earnings per share (diluted) ***(in Baht)***	**1.41**	**1.53**	**1.20**	**1.30**

Nine-month period ended 30 September	Consolidated financial statements 2009	2008	Separate financial statements 2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (diluted)	**12,949**	**15,989**	**12,881**	**12,838**
Number of ordinary shares outstanding (basic)	2,962	2,961	2,962	2,961
Effect of exercise of share options	1	-	1	-
Weighted average number of ordinary shares outstanding (diluted)	**2,963**	**2,961**	**2,963**	**2,961**
Earnings per share (diluted) ***(in Baht)***	**4.37**	**5.40**	**4.35**	**4.34**

14 Dividends

At the Annual General Meeting of the Company's shareholders held on 8 April 2009, the shareholders approved the appropriation of dividends of Baht 3.30 per share, amounting to Baht 9,774 million. The dividend was paid to the shareholders on 4 May 2009.

At the Board of Directors' Meeting on 13 August 2009, it was approved to declare an interim dividend for 2,963 million shares of Baht 3 per share, amounting to Baht 8,889 million. The dividend was paid to the shareholders on 10 September 2009.

15 Financial instruments

As at 30 September 2009 and 31 December 2008, swap and forward receivables, net are as follows:

	Consolidated financial statements 30 September 2009	31 December 2008	Separate financial statements 30 September 2009	31 December 2008
	(in million Baht)			
Swap contracts				
Swap contracts receivable	17,070	16,994	17,070	16,994
Swap contracts payable**	(15,197)	(14,492)	(15,197)	(14,492)
Total swap contracts receivable	1,873	2,502	1,873	2,502
Current portion of swap contracts (receivable) payable presented under other current assets/other current liabilities	12	(5)	12	(5)
Total swap contracts receivable, net	**1,885**	**2,497**	**1,885**	**2,497**
Forward contracts				
Forward contracts receivable	1,074	1,147	1,074	1,147
Forward contracts payable**	(1,130)	(1,160)	(1,130)	(1,160)
Total forward contracts payable	(56)	(13)	(56)	(13)
Current portion of forward contracts payable presented under other current liabilities	2	-	2	-
Total forward contracts payable, net	**(54)**	**(13)**	**(54)**	**(13)**
Total swap and forward contracts receivable, net	**1,831**	**2,484**	**1,831**	**2,484**

The nominal amounts and fair values of swap and forward contracts as at 30 September 2009 and 31 December 2008 are as follows:

	Consolidated and separate financial statements			
	Nominal amounts**		Fair values*	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in million Baht)		
Swap contracts	15,197	14,492	16,490	16,056
Forward contracts	1,130	1,160	1,117	1,150
Total	**16,327**	**15,652**	**17,607**	**17,206**

*The fair value of swap and forward contracts is the adjusted value of the original contracts which the Company entered with the commercial banks with the market price on the balance sheet date in order to reflect the current value of the contracts.

**The nominal amount of swap and forward contracts is the value of the original contracts which the Company entered with the commercial banks and must be repaid at the maturity date.

16 Commitments with non-related parties

	Consolidated financial statements		**Separate financial statements**	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
		(in million)		
Capital commitments				
Contracted but not provided for				
Assets under the Agreement for operation				
Thai Baht	916	2,101	897	2,096
US Dollars	23	23	23	22
Japanese Yen	32	174	32	174
Euro	-	1	-	1
Property and equipment				
Thai Baht	682	1,238	101	406
US Dollars	10	19	4	7
Japanese Yen	210	486	-	-
Euro	1	2	-	-
Service maintenance agreements				
Thai Baht	1,149	1,156	1,022	1,087
US Dollars	14	5	11	3
Japanese Yen	42	31	42	31

	Consolidated financial statements		**Separate financial statements**	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
	(in million Baht)			
Non-cancellable operating lease commitments				
Within one year	1,149	1,209	1,056	1,065
After one year but within five years	1,276	1,877	1,226	1,798
After five years	3	7	3	7
Total	**2,428**	**3,093**	**2,285**	**2,870**
Other commitments				
Used letters of credit for goods and supplies	-	112	-	-
Forward and swap contracts	16,327	15,652	16,327	15,652
Bank guarantees				
- Agreement for operation	6,043	5,397	4,087	4,087
- Others	545	362	446	281
Total	**22,915**	**21,523**	**20,860**	**20,020**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 year to 15 years (with options to renew).

17 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject to the final adjudication of the Administrative

Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing can not be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

18 Significant event

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the

State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

3) On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, the Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT was damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary. On 26 February 2009, the Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

At present, the said case is under the court process. The Company's management believes that the result of the said case shall be in favour of the Company and have no material impact on the financial statements of the Company. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, the Company has not infringed and made damage to CAT.

19 Event after the balance sheet date

Warrants granted to directors and employees – exercised

As mentioned in Note 11, during the three-month period ended 30 September 2009, the Company's warrants of 0.20 million units and 1.52 million units were exercised at Baht 89.29 each and Baht 79.03 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 October 2009.

In October 2009, a total of 0.01 million units and 0.04 million units of the Company's warrants were exercised at Baht 89.29 each and Baht 79.03 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 November 2009.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,963 million to Baht 2,965 million, and from Baht 21,675 million to Baht 21,838 million, respectively.

20 Reclassification of accounts

Certain accounts in the balance sheet as at 31 December 2008 and the statement of income for the three-month and nine-months periods ended 30 September 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2008					
	Consolidated financial statements			Separate financial statements		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
			(in million Baht)			
Balance sheet						
Cash and cash equivalents	16,301	(1,292)	15,009	-	-	-
Specifically-designated bank deposits	-	1,315	1,315	-	-	-
Current investments	226	(86)	140	-	-	-
Other long-term investments	93	63	156	-	-	-
		-			-	
Statement of income						
Three-month period ended 30 September						
Selling and administration expenses	2,732	(2,732)	-	2,749	(2,749)	-
Director's remuneration	3	(3)	-	3	(3)	-
Interest expense	417	(417)	-	468	(468)	-
Selling expenses	-	769	769	-	693	693
Administrative expenses	-	1,927	1,927	-	2,025	2,025
Management benefit expenses	-	23	23	-	20	20
Finance costs	-	433	433	-	482	482
		-			-	
Nine-month period ended 30 September						
Selling and administration expenses	7,929	(7,929)	-	7,703	(7,703)	-
Director's remuneration	10	(10)	-	9	(9)	-
Interest expense	1,186	(1,186)	-	1,375	(1,375)	-
Selling expenses	-	1,984	1,984	-	1,825	1,825
Administrative expenses	-	5,822	5,822	-	5,772	5,772
Management benefit expenses	-	82	82	-	67	67
Finance costs	-	1,237	1,237	-	1,423	1,423
		-			-	

The reclassifications have been made in order to comply with the Announcement of the Department of Business Development B.E. 2009 and because, in the opinion of management, the new classification is more appropriate to the Group's business.